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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of CLOUGH GLOBAL ALLOCATION FUND CLOUGH GLOBAL EQUITY FUND CLOUGH GLOBAL OPPORTUNITIES FUND and CLOUGH CAPITAL PARTNERS, L.P. Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 3
AMENDING AND RESTATING
THE APPLICATION FOR AN
ORDER PURSUANT TO
SECTION 6(c) OF THE
INVESTMENT COMPANY
ACT OF 1940 (THE "ACT") FOR
EXEMPTION FROM SECTION 19(b)
OF THE ACT AND
RULE 19b-1 THEREUNDER

File No. 812-13105

        Clough Global Allocation Fund ("GLV"), Clough Global Equity Fund ("GLQ"), Clough Global Opportunities Fund ("GLO") and their investment adviser, Clough Capital Partners, L.P. (the "Investment Adviser") (GLV, GLQ and GLO and with the Investment Adviser, the "Applicants") hereby apply for an order (the "Order") of the Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Act providing GLV, GLQ, GLO and each registered closed-end investment company in the future that seeks to rely on the Order advised by the Investment Adviser (including any successor in interest(1)) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Adviser an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.(2) GLV, GLQ, GLO and such future investment companies are hereinafter collectively referred to as the "Funds" and separately as a "Fund."

(1)
A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(2)
All existing registered closed-end investment companies that currently intend to be able to rely on the requested Order are named as Applicants and any closed-end investment company that may rely on the Order in the future will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of trustees or directors of such future fund and will be made at a future time.

I.     Description of Applicants

        GLV, GLQ and GLO are, and each future Fund will be, a closed-end management investment company registered under the Act. GLV, GLQ and GLO each have a primary investment objective of seeking a high level of total return.

        GLV is a statutory business trust organized under the laws of the State of Delaware on April 27, 2004. GLV invests in equity and equity-related securities, as well as fixed income securities, including both corporate and sovereign debt, in both U.S. and non-U.S. markets. It is flexibly managed so that, depending on the Investment Adviser's outlook, it sometimes will be more heavily invested in equity securities or in debt or fixed income securities. Under normal circumstances, it invests in securities of at least three countries (in addition to the United States). Investments in non-U.S. markets are made primarily through liquid securities, including depositary receipts (which evidence ownership on underlying foreign securities). Investments in corporate debt may include both investment grade and non-investment grade issues. Investments in sovereign debt may also include bonds issued by countries considered emerging markets. GLV's common shares, no par value, are listed and traded on the NYSE Amex under the symbol "GLV". GLV's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with preference rights, including preferred shares (the "preferred shares"), having no par value, in one or more series, with rights as determined by GLV's Board of Trustees. On June 30, 2009,GLV's total net assets were $160.20 million and on that date 10,434,606.076 common shares and no preferred shares were issued and outstanding.

        GLQ is a statutory business trust organized under the laws of the State of Delaware on January 25, 2005. GLQ will, under normal circumstances, invest at least 80% of its net assets, including any borrowings for investment purposes, in equity securities in both U.S. and non-U.S. markets. It is flexibly managed so that, depending on the Investment Adviser's outlook, it sometimes will be more heavily invested in equity securities in U.S. markets or in equity securities in other markets around the world. Under normal circumstances, it invests in securities of at least three countries (in addition to the United States). Investments in non-U.S. markets are made primarily through liquid securities, including depositary receipts. It may also invest up to 20% of its total assets in fixed income securities, including both corporate and sovereign debt in both U.S. and non-U.S. markets. Investments in corporate debt, if any, may include both investment grade and non-investment grade securities. Investments in sovereign debt may also include bonds issued by countries considered emerging markets. GLQ's common shares, no par value, are listed and traded on the NYSE Amex under the symbol "GLQ". GLQ's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with preference rights, including preferred shares (the "preferred shares"), having no par value, in one or more series, with rights as determined by GLQ's Board of Trustees. On June 30, 2009, GLQ's total net assets were $259.73 million and on that date 17,840,704.602 common shares and no preferred shares were issued and outstanding.

        GLO is a statutory business trust organized under the laws of the State of Delaware on January 17, 2006. GLO invests primarily in equity and equity-related securities, as well as fixed income securities, including both corporate and sovereign debt, in both U.S. and non-U.S. markets. It is flexibly managed so that, depending on the Investment Adviser's outlook, it sometimes will be more heavily invested in equity securities or in debt or fixed income securities. Under normal circumstances, the Fund invests in securities of at least three countries. It will also, in certain situations, augment its investment positions by purchasing call options, both on specific equity securities, as well as securities representing exposure to equity sectors or indices and fixed income indices. Investments in non-U.S. markets are made primarily through liquid securities, including depositary receipts. Investment in debt may include both investment grade and non-investment grade issues. GLO's common shares, no par value, are listed and traded on the NYSE Amex under the symbol "GLO". GLO's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with preference rights, including preferred shares (the "preferred shares"), having no par value, in one or more series, with rights as determined by GLO's Board of Trustees. On June 30, 2009, GLO's total net assets were $694.32 million and on that date 51,736,858.602 common shares and no preferred shares were issued and outstanding.

        The Investment Adviser is a limited partnership organized under the laws of the State of Delaware. It is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Investment Adviser serves as investment adviser to each Fund and may in the future serve as investment adviser to one or more additional Funds. Clough began conducting business in 2000 and had approximately $2.5 billion in assets under management as of June 30, 2009. Each Fund will be advised by investment advisers that are registered under the Advisers Act.

II.    Relief Requested

        Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the "Code"), more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company which is a "regulated investment company" as defined in Section 851 of the Code shall make more than (i) one "capital gain dividend," as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental "clean-up" capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.

        The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares, if any, so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into "capital gain dividends" restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions. However, in order to obtain certainty for the Funds' proposed distribution policies, in the absence of such an interpretation Applicants hereby request an order pursuant to Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain distributions (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares, if any.

III.  Representations of the Applicants

        Applicants make the following representations regarding the requested relief:

        Prior to its meeting on December 13, 2006, the board of trustees (the "Board") of each of GLV, GLQ and GLO, including a majority of the members who are not "interested persons" of the Fund as defined in Section 2(a)(19) of the Act (the "Independent Trustees"), requested, and the Investment Adviser provided, such information as was reasonably necessary to make an informed determination of whether the Board should adopt a proposed distribution policy. In particular, the Board and the Independent Trustees reviewed information regarding the purpose and terms of a proposed distribution policy, the likely effects of such policy on such Fund's long-term total return (in relation to market price and net asset value per common share) and the relationship between such Fund's distribution rate on its common shares under the policy and such Fund's total return (in relation to net asset value per share); whether the rate of distribution would exceed such Fund's expected total return in relation to its net asset value per share; and any foreseeable material effects of such policy on such Fund's long-term total return (in relation to market price and net asset value per share). The Independent Trustees also considered what conflicts of interest the Investment Adviser and the affiliated persons of the Investment Adviser and each such Fund might have with respect to the adoption or implementation of such policy. After considering such information the Board, including the Independent Trustees, of each of GLV, GLQ and GLO approved a distribution policy with respect to its Fund's common shares (the "Plan") and determined that such Plan is consistent with such Fund's investment objectives and in the best interests of such Fund's common shareholders.

        The purpose of the Plan of each of GLV, GLQ and GLO is to provide to the respective Fund's common shareholders a regular, quarterly distribution that is not dependent on the timing or amount of investment income earned or capital gains realized by such Fund. GLV has paid regular quarterly distribution on its common shares since October 2004, shortly after its initial public offering, and has maintained its regular quarterly distribution at the level of $0.46 cents per common share from December 27, 2007 to October 31, 2008 when GLV decreased the dividend to $0.32 cents per common share. On April 30, 2009, GLV again decreased the dividend to $0.26 cents per common share. GLQ has paid regular quarterly distribution on its common shares since July 2005, shortly after its initial public offering, and has maintained its regular quarterly distribution at the level of $0.45 cents per common share from January 14, 2008 to October 31, 2008 when GLQ decreased the dividend to $0.31 cents per common share. On April 30, 2009, GLQ again decreased the dividend to $0.24 cents per common share. GLO has paid regular quarterly distribution on its common shares since July 2006, shortly after its initial public offering, and has maintained its regular quarterly distribution at the level of $0.40 cents per common share from January 14, 2008 to October 31, 2008 when GLO decreased the dividend to $0.28 cents per common share. On April 30, 2009, GLO again decreased the dividend to $0.23 cents per common share. Under the Plans, each Fund will distribute all available investment income to shareholders, consistent with such Fund's primary investment objective of providing a high level of total returns. If and when sufficient investment income is not available on a quarterly basis, such Fund will distribute long-term capital gains and/or return of capital to its shareholders to maintain the level distribution rate that has been approved by the Board. The minimum annual distribution rate for each Fund will be independent of such Fund's performance during any particular period but is expected to correlate with such Fund's performance over time. The amount and frequency of distributions may be amended at any time by the Board of each Fund without prior notice to such Fund's shareholders. If a Fund's net investment income and net realized capital gains for any year exceeds the amount required to be distributed under the applicable Plan, such Fund will at a minimum make distributions necessary to comply with the distribution requirements of subchapter M of the Code. Each of the Plans provide that it can be amended, suspended or terminated at any time by the Board without prior notice to such Fund's shareholders.

        At the same meeting, each Board adopted policies and procedures under Rule 38a-1 that:

            (i)  are reasonably designed to ensure that all notices required to be sent to the Fund's shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice") include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by GLV, GLQ or GLO or its agents described in condition 3(a) below about the distributions under the Plan include the disclosure required by condition 3(a) below; and

           (ii)  require each of the Funds to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of Trustees of each of GLV, GLQ and GLO summarize the basis for its approval of its Plan, including its consideration of the factors described above. Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

        Prior to implementing the Plan, the Board of each of GLV, GLQ and GLO, including the Independent Trustees, will review the factors considered in connection with the approval of the Plan, as well as any changes in such factors since the date of its approval, and will confirm that the Plan is consistent with the Fund's investment objectives and policies and in the best interests of such Fund's common shareholders.

        In order to rely on the Order a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of trustees or directors of such future Fund and will be made at a future time. The distribution policy adopted by each such future Fund would be similar to the Plan in that the minimum annual distribution rate with respect to such Fund's common shares would be independent of the Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time.

IV.    Justification for the Requested Relief

        Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

  1.
  Receipt of the Order would serve shareholder interests.

        Applicants believe that the shareholders of GLV, GLQ and GLO are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.

        An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their net asset value. In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain. Such a reduction in discount would benefit the Funds' common shareholders along with the Funds.

  2.
  Each Fund's shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

        One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.(3) However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information is included in GLV's, GLQ's and GLO's annual reports to shareholders and on its IRS Form 1099-DIV, which is sent to each common and preferred shareholder, if any, who received distributions during a particular year (including shareholders who have sold shares during the year).

(3)
See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the "Report").

        In addition, each of GLV, GLQ and GLO will make the additional disclosures required by the conditions set forth in Part IV below, and each of them has adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

        Rule 19a-1, the Plans and the compliance policies ensure that each Fund's shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

  3.
  Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

        Rule 19b-1, when applied to a Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

        No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund's shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

        The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

  4.
  Other concerns leading to adoption of Rule 19b-1 are not applicable.

        Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in net asset value and would be in effect a taxable return of the investor's capital. Applicants submit that this concern should not apply to closed-end investment companies, such as the Funds, which do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end fund that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

        The Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, if any, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.

  5.
  Further limitations of Rule 19b-1.

        Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental "clean-up" distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

        Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital(4) (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available. To distribute all of a fund's long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a fund's periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

(4)
These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

        Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

        The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long term capital gains.

        Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

        The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

  6.
  General

        The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as often as monthly and in respect of their preferred shares, if any, as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the "selling of dividends" problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

        The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year. In these circumstance it would be very difficult for any of the potential abuses reflected in Rule 19b-1's restrictions to occur.

        In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds' distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.     Applicants' Conditions

        Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

  1.
  Compliance Review and Reporting

        The Fund's chief compliance officer will (a) report to each Fund's Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order and (ii) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

  2.
  Disclosures to Fund Shareholders

        (a)   Each 19(a) Notice to the holders of the Fund's common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

            (i)  Will provide, in a tabular or graphical format:

            (1)   the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

            (2)   the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

            (3)   the average annual total return in relation to the change in net asset value per common share ("NAV") for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution dividend date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution divdend date; and

            (4)   the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution dividend date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution dividend date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

           (ii)  will include the following disclosure:

            (1)   "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Plan";

            (2)   "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income"';(5) and

(5)
The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

            (3)   "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.";

  Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

        (b)   On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

            (i)  describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

           (ii)  include the disclosure required by condition 2(a)(ii)(1) above;

          (iii)  state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

          (iv)  describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

        (c)   Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

  3.
  Disclosure to Shareholders, Prospective Shareholders and Third Parties

        (a)   Each Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

        (b)   Each Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a) (ii) above, as an exhibit to its next filed Form N-CSR; and

        (c)   Each Fund will post prominently a statement on its (or the Investment Adviser's) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

  4.
  Delivery of 19(a) Notices to Beneficial Owners

        If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

  5.
  Special Board Review for Funds Whose Common Stock Trades at a Premium

        If:

        (a)   The Fund's common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

        (b)   The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

        then:

            (i)  At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

            (1)   will request and evaluate, and the Fund's Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

            (2)   will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

              (A)  whether the Plan is accomplishing its purpose(s);

              (B)  the reasonably foreseeable material effects of the Plan on the Fund's long-term total return in relation to the market price and NAV of the Fund's common shares; and

              (C)  the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

            (3)   based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

           (ii)  The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

  6.
  Public Offerings

        The Fund will not make a public offering of the Fund's common shares other than:

          (a)   a rights offering below NAV to holders of the Fund's common shares;

          (b)   an offering in connection with a dividend reinvestment plan merger, consolidation, acquisition, spin off or reorganization of the Fund; or

          (c)   an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

              (i)  the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date(6) expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;(7) and

(6)
If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

(7)
If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

             (ii)  the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

  7.
  Amendments to Rule 19b-1

        The requested order will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VI.   Applicable Precedent

        The Commission has recently granted relief on substantially the same as that sought here. See, e.g., ING Clarion Real Estate Income Fund, et al., Investment Company Act Release Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order) and The Mexico Fund, et al.., Investment Company Act Release Nos. 28332 (July 17, 2008) (notice) and 28357 (August 12, 2008) (order).

VII. Procedural Compliance

        Pursuant to Rule 0-2 under the 1940 Act, each of GLV, GLQ and GLO declares that this Application for a Commission order is signed by Jeremy O. May as Treasurer of each of GLV, GLQ and GLO pursuant to the general authority vested in him as such by the respective charter of each of GLV, GLQ and GLO, and by resolution of the Board of each of GLV, GLQ and GLO. Pursuant to Rule 0-2 under the 1940 Act, the Investment Adviser declares that this Application for a Commission order is signed by James E. Canty as the Managing Member of Clough Capital Partners, LLC, the General Partner of the Investment Adviser pursuant to the general authority vested in him as such by the charter of the Investment Adviser, and by resolution of the general partner of the Investment Adviser.

        The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1, A-2, A-3, A-4, B-1, B-2, B-3 and B-4.

        A copy of the charter of each of GLV, GLQ and GLO is on file with the Secretary of State of Delaware and notice is given that this Application is executed on behalf of each of GLV, GLQ and GLO separately by an officer of GLV, GLQ and GLO as an officer and not individually and the obligations of GLV, GLQ and GLO under or arising out of this Application are not binding upon any of the shareholders of GLV, GLQ or GLO individually but are binding only upon the assets and property of GLV, GLQ and GLO.

        Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

          (a)   The address of GLV, GLQ and GLO is as follows:

      Clough Global Allocation Fund
      Clough Global Equity Fund
      Clough Global Opportunities Fund
      c/o ALPS Fund Services
      1290 Broadway, Suite 1100
      Denver, CO 80203

          (b)   The address of the Investment Adviser is as follows:

      Clough Capital Partners, L.P.
      One Post Office Square, 40th Floor
      Boston, MA 02109

          (c)   Any questions regarding this Application should be directed to:

      Philip J. Niehoff, Esq.
      Mayer Brown LLP
      71 South Wacker Drive
      Chicago, Illinois 60606
      (312) 782-0600

      with a copy to:

      Erin Douglas
      ALPS Fund Services, Inc.
      1290 Broadway, Suite 1100
      Denver, Colorado 80203
      (303) 623-2577

      with a copy to:

      James E. Canty, Esq.
      Clough Capital Partners, L.P.
      One Post Office Square, 40th Floor
      Boston, MA 02109

VIII.  Conclusion

        On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund's net asset value per share.

        IN WITNESS WHEREOF, the undersigned have caused this Application to be duly executed this 29th day of July, 2009.

CLOUGH GLOBAL ALLOCATION FUND
By:	/s/ JEREMY O. MAY
Name: Jeremy O. May Title: Treasurer
CLOUGH GLOBAL EQUITY FUND
By:	/s/ JEREMY O. MAY
Name: Jeremy O. May Title: Treasurer
CLOUGH GLOBAL OPPORTUNITIES FUND
By:	/s/ JEREMY O. MAY
Name: Jeremy O. May Title: Treasurer

        IN WITNESS WHEREOF, the undersigned has caused this Application to be duly executed this 29th day of July, 2009.

CLOUGH CAPITAL PARTNERS, L.P.
By:	/s/ JAMES E. CANTY
Name: James E. Canty Title: Managing Member of Clough Capital Partners, LLC, the General Partner of Clough Capital Partners, L.P.

 EXHIBIT INDEX

 Application pursuant to
Section 6(c) of the
Investment Company Act of 1940
for an Order of the Commission

        The undersigned states that he has duly executed the attached Amendment No. 3 Amending and Restating the Application for an Order pursuant to Section 6(c) for an Exemption from Section 19(b) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rule 19b-1 thereunder, for and on behalf of Clough Global Allocation Fund, a Delaware statutory trust and closed-end management investment company registered under the 1940 Act, that he is the Treasurer of the aforementioned investment company, and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ JEREMY O. MAY
Name:	Jeremy O. May
Title:	Treasurer

Dated: July 29, 2009

 Application pursuant to
Section 6(c) of the
Investment Company Act of 1940
for an Order of the Commission

        The undersigned states that he has duly executed the attached Amendment No. 3 Amending and Restating the Application for an Order pursuant to Section 6(c) for an Exemption from Section 19(b) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rule 19b-1 thereunder, for and on behalf of Clough Global Equity Fund, a Delaware statutory trust and closed-end management investment company registered under the 1940 Act, that he is the Treasurer of the aforementioned investment company, and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ JEREMY O. MAY
Name:	Jeremy O. May
Title:	Treasurer

Dated: July 29, 2009

 Application pursuant to
Section 6(c) of the
Investment Company Act of 1940
for an Order of the Commission

        The undersigned states that he has duly executed the attached Amendment No. 3 Amending and Restating the Application for an Order pursuant to Section 6(c) for an Exemption from Section 19(b) of the Investment Company Act of 1940, as amended ("1940 Act"), and Rule 19b-1 thereunder, for and on behalf of Clough Global Opportunities Fund, a Delaware statutory trust and closed-end management investment company registered under the 1940 Act, that he is the Treasurer of the aforementioned investment company, and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ JEREMY O. MAY
Name:	Jeremy O. May
Title:	Treasurer

Dated: July 29, 2009

 Application pursuant to
Section 6(c) of the
Investment Company Act of 1940
for an Order of the Commission

        The undersigned states that he has duly executed the attached Amendment No. 3 Amending and Restating the Application for an Order pursuant to Section 6(c) for an Exemption from Section 19(b) of the Investment Company Act of 1940, as amended, and Rule 19b-1 thereunder, for and on behalf of Clough Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware and an investment adviser registered under the Investment Advisers Act of 1940, as amended, that he is the Managing Member of Clough Capital Partners, LLC, the General Partner of Clough Capital Partners, L.P. of the aforementioned investment adviser, and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ JAMES E. CANTY
Name:	James E. Canty
Title:	Managing Member of Clough Capital Partners, LLC, the General Partner of Clough Capital Partners, L.P.

Dated: July 29, 2009

 Authorization for
Clough Global Allocation Fund

        The undersigned hereby certifies that she is the Secretary of Clough Global Allocation Fund (the "Fund"); that with respect to the attached application for an order of exemption (the "Application") from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), all actions necessary to authorize the execution and filing of the Application under the charter of the Fund have been taken and the person filing the Application on behalf of the Fund is fully authorized to do so; and that the Fund duly adopted the following resolutions on December 13, 2006:

  RESOLVED, that each officer of the Clough Global Allocation Fund, Clough Global Equity Fund, and Clough Global Opportunities Fund (each, a "Fund"), acting singly or collectively, is hereby authorized to execute and file with the SEC, on behalf of the Fund, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an order or orders exempting the Fund from Section 19(b) of the Act, thereby permitting the Fund to distribute long-term capital gains more often than once every 12 months; and it is

  FURTHER RESOLVED, that each officer of the Fund, acting singly or collectively, is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as such officer or officers may deem necessary or appropriate in his or her sole discretion.

/s/ ERIN DOUGLAS
Name:	Erin Douglas
Title:	Secretary
Dated:	July 29, 2009

 Authorization for
Clough Global Equity Fund

        The undersigned hereby certifies that she is the Secretary of Clough Global Equity Fund (the "Fund"); that with respect to the attached application for an order of exemption (the "Application") from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), all actions necessary to authorize the execution and filing of the Application under the charter of the Fund have been taken and the person filing the Application on behalf of the Fund is fully authorized to do so; and that the Fund duly adopted the following resolutions on December 13, 2006:

  RESOLVED, that each officer of the Clough Global Allocation Fund, Clough Global Equity Fund, and Clough Global Opportunities Fund (each, a "Fund"), acting singly or collectively, is hereby authorized to execute and file with the SEC, on behalf of the Fund, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an order or orders exempting the Fund from Section 19(b) of the Act, thereby permitting the Fund to distribute long-term capital gains more often than once every 12 months; and it is

  FURTHER RESOLVED, that each officer of the Fund, acting singly or collectively, is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as such officer or officers may deem necessary or appropriate in his or her sole discretion.

/s/ ERIN DOUGLAS
Name:	Erin Douglas
Title:	Secretary
Dated:	July 29, 2009

 Authorization for
Clough Global Opportunities Fund

        The undersigned hereby certifies that she is the Secretary of Clough Global Opportunities Fund (the "Fund"); that with respect to the attached application for an order of exemption (the "Application") from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), all actions necessary to authorize the execution and filing of the Application under the charter of the Fund have been taken and the person filing the Application on behalf of the Fund is fully authorized to do so; and that the Fund duly adopted the following resolutions on December 13, 2006:

  RESOLVED, that each officer of the Clough Global Allocation Fund, Clough Global Equity Fund, and Clough Global Opportunities Fund (each, a "Fund"), acting singly or collectively, is hereby authorized to execute and file with the SEC, on behalf of the Fund, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an order or orders exempting the Fund from Section 19(b) of the Act, thereby permitting the Fund to distribute long-term capital gains more often than once every 12 months; and it is

  FURTHER RESOLVED, that each officer of the Fund, acting singly or collectively, is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as such officer or officers may deem necessary or appropriate in his or her sole discretion.

/s/ ERIN DOUGLAS
Name:	Erin Douglas
Title:	Secretary
Dated:	July 29, 2009

 Authorization for
Clough Capital Partners, L.P.

        The undersigned hereby certifies that he is the Managing Member of Clough Capital Partners, LLC, the General Partner of Clough Capital Partners, L.P. (the "Adviser"); that with respect to the attached application for an order of exemption (the "Application") from certain provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), all actions necessary to authorize the execution and filing of the Application under the charter of the Adviser have been taken and the person filing the Application on behalf of the Adviser is fully authorized to do so; and that the Adviser duly adopted the following resolutions on September 24, 2008:

  RESOLVED, that James E. Canty, Managing Member of Clough Capital Partners, LLC, the General Partner of Clough Capital Partners, LP, Investment Adviser (the "Adviser") of the Clough Global Allocation Fund, Clough Global Equity Fund, and Clough Global Opportunities Fund (each, a "Fund"), is hereby authorized to execute and file with the SEC, on behalf of the Adviser, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an order or orders exempting the Fund from Section 19(b) of the Act, thereby permitting the Fund to distribute long-term capital gains more often than once every 12 months; and it is

  FURTHER RESOLVED, that James E. Canty is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as he may deem necessary or appropriate in his sole discretion.

/s/ JAMES E. CANTY
Name:	James E. Canty
Title:	Managing Member of Clough Capital Partners, LLC, the General Partner of Clough Capital Partners, L.P.
Dated:	July 29, 2009

QuickLinks

UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION
EXHIBIT INDEX
Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order of the Commission
Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order of the Commission
Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order of the Commission
Application pursuant to Section 6(c) of the Investment Company Act of 1940 for an Order of the Commission
Authorization for Clough Global Allocation Fund
Authorization for Clough Global Equity Fund
Authorization for Clough Global Opportunities Fund
Authorization for Clough Capital Partners, L.P.